Financial Highlights

UDR, Inc.
As of End of Fourth Quarter 2022
(Unaudited) [1]

Dollars in thousands, except per share and unit	Actual Results 4Q 2022	Actual Results YTD 2022	Guidance for 1Q 2023	Guidance for Full-Year 2023
GAAP Metrics				
Net income/(loss) attributable to UDR, Inc.	$44,530	$86,924	--	--
Net income/(loss) attributable to common stockholders	$43,425	$82,512	--	--
Income/(loss) per weighted average common share, diluted	$0.13	$0.26	$0.10 to $0.12	$0.48 to $0.56
Per Share Metrics				
FFO per common share and unit, diluted	$0.56	$2.20	$0.59 to $0.61	$2.45 to $2.53
FFO as Adjusted per common share and unit, diluted	$0.61	$2.33	$0.59 to $0.61	$2.45 to $2.53
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.53	$2.11	$0.56 to $0.58	$2.22 to $2.30
Dividend declared per share and unit	$0.38	$1.52	$0.42	$1.68 [2]
Same-Store Operating Metrics				
Revenue growth/(decline) (Cash basis)	10.1%	11.1%	--	5.50% to 7.50%
Revenue growth/(decline) (Straight-line basis)	12.1%	11.5%	--	5.75% to 7.75%
Expense growth	6.8%	5.7%	--	4.00% to 5.50%
NOI growth/(decline) (Cash basis)	11.5%	13.5%	--	6.00% to 8.50%
NOI growth/(decline) (Straight-line basis)	14.5%	14.2%	--	6.25% to 8.75%
Physical Occupancy	96.8%	97.0%	--	--

Property Metrics	Homes	Communities	% of Total NOI
Same-Store	51,729	156	90.6%
Stabilized, Non-Mature	1,992	5	2.8%
Development	1,278	4	0.6%
Non-Residential / Other	N/A	N/A	2.1%
Joint Venture [3]	2,837	13	3.9%
Total completed homes	57,836	178	100%
Under Development	554	3	-
Total Quarter-end homes [3][4]	58,390	181	100%

Balance Sheet Metrics (adjusted for non-recurring items)	4Q 2022	4Q 2021
Consolidated Interest Coverage Ratio	5.3x	5.4x
Consolidated Fixed Charge Coverage Ratio	5.2x	5.2x
Consolidated Debt as a percentage of Total Assets	32.7%	34.0%
Consolidated Net Debt-to-EBITDAre	5.6x	6.4x



The Smith Valley Forge, Philadelphia, PA

4Q 2022 Same-Store Additions



322 on North Broad, Philadelphia, PA

(1) See Attachment 15 for definitions, other terms and reconciliations.
(2) Annualized for 2023.
(3) Joint venture NOI is based on UDR's share. Homes and communities at 100%.
(4) Excludes 6,981 homes that are part of the Developer Capital Program as described in Attachment 11(B).



Attachment 1

UDR, Inc.
Consolidated Statements of Operations
(Unaudited) [(1)]

In thousands, except per share amounts	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2022	2021	2022	2021
REVENUES:				
Rental income [(2)]	$ 398,412	$ 347,024	$ 1,512,364	$ 1,284,665
Joint venture management and other fees	1,244	1,184	5,022	6,102
Total revenues	399,656	348,208	1,517,386	1,290,767
OPERATING EXPENSES:				
Property operating and maintenance	64,652	57,670	250,310	218,094
Real estate taxes and insurance	56,874	51,403	221,662	199,446
Property management	12,949	10,411	49,152	38,540
Other operating expenses	4,008	8,604	17,493	21,649
Real estate depreciation and amortization	167,241	163,755	665,228	606,648
General and administrative	16,811	13,868	64,144	57,541
Casualty-related charges/(recoveries), net [(3)]	8,523	(934)	9,733	3,748
Other depreciation and amortization	4,823	4,713	14,344	13,185
Total operating expenses	335,881	309,490	1,292,066	1,158,851
Gain/(loss) on sale of real estate owned	25,494	85,223	25,494	136,052
Operating income	89,269	123,941	250,814	267,968
Income/(loss) from unconsolidated entities [(2)(4)]	761	36,523	4,947	65,646
Interest expense	(43,247)	(36,418)	(155,900)	(143,931)
Debt extinguishment and other associated costs	-	-	-	(42,336)
Total interest expense	(43,247)	(36,418)	(155,900)	(186,267)
Interest income and other income/(expense), net [(4)]	1	2,254	(6,933)	15,085
Income/(loss) before income taxes	46,784	126,300	92,928	162,432
Tax (provision)/benefit, net	683	(156)	(349)	(1,439)
Net Income/(loss)	47,467	126,144	92,579	160,993
Net (income)/loss attributable to redeemable noncontrolling interests in the OP and DownREIT Partnership	(2,929)	(8,652)	(5,613)	(10,873)
Net (income)/loss attributable to noncontrolling interests	(8)	(31)	(42)	(104)
Net income/(loss) attributable to UDR, Inc.	44,530	117,461	86,924	150,016
Distributions to preferred stockholders - Series E (Convertible)	(1,105)	(1,058)	(4,412)	(4,229)
Net income/(loss) attributable to common stockholders	$ 43,425	$ 116,403	$ 82,512	$ 145,787
Income/(loss) per weighted average common share - basic:	$0.13	$0.38	$0.26	$0.49
Income/(loss) per weighted average common share - diluted:	$0.13	$0.37	$0.26	$0.48
Common distributions declared per share	$0.38	$0.3625	$1.52	$1.4500
Weighted average number of common shares outstanding - basic	325,509	310,201	321,671	300,326
Weighted average number of common shares outstanding - diluted	326,093	315,833	322,700	301,703

(1) See Attachment 15 for definitions and other terms.
(2) During the three months ended December 31, 2022, UDR decreased its residential reserve to $8.7 million, including $0.5 million for UDR's share from unconsolidated joint ventures, which compares to a combined quarter-end accounts receivable balance of $20.6 million. The remaining unreserved amount is based on probability of collection.
(3) During the three months ended December 31, 2022, UDR recorded $8.5 million of casualty-related charges, net in connection with clean-up costs and property damages primarily from Winter Storm Elliott.
(4) During the three months ended December 31, 2022, UDR recorded $7.5 million in investment loss, net from real estate technology investments. Of the $7.5 million, $0.9 million of loss (primarily due to a decrease in SmartRent's public share price) was recorded in Interest income and other income/(expense), net and $6.6 million of loss (primarily due to a decrease in SmartRent's public share price) was recorded in Income/(loss) from unconsolidated entities.



Attachment 2

UDR, Inc.
Funds From Operations
(Unaudited) [(1)]

In thousands, except per share and unit amounts	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2022	2021	2022	2021
Net income/(loss) attributable to common stockholders	$ 43,425	$ 116,403	$ 82,512	$ 145,787
Real estate depreciation and amortization	167,241	163,755	665,228	606,648
Noncontrolling interests	2,937	8,683	5,655	10,977
Real estate depreciation and amortization on unconsolidated joint ventures	7,492	7,903	30,062	31,967
Net gain on the sale of unconsolidated depreciable property	-	-	-	(2,460)
Net gain on the sale of depreciable real estate owned, net of tax	(25,494)	(85,223)	(25,494)	(136,001)
Funds from operations ("FFO") attributable to common stockholders and unitholders, basic	$ 195,601	$ 211,521	$ 757,963	$ 656,918
Distributions to preferred stockholders - Series E (Convertible) [(2)]	1,105	1,058	4,412	4,229
FFO attributable to common stockholders and unitholders, diluted	$ 196,706	$ 212,579	$ 762,375	$ 661,147
FFO per weighted average common share and unit, basic	$ 0.56	$ 0.64	$ 2.21	$ 2.04
FFO per weighted average common share and unit, diluted	$ 0.56	$ 0.63	$ 2.20	$ 2.02
Weighted average number of common shares and OP/DownREIT Units outstanding, basic	346,879	332,396	343,149	322,744
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding, diluted	350,372	338,028	347,094	327,039
Impact of adjustments to FFO:				
Debt extinguishment and other associated costs	$ -	$ -	$ -	$ 42,336
Debt extinguishment and other associated costs on unconsolidated joint ventures	-	-	-	1,682
Variable upside participation on DCP, net	-	-	(10,622)	-
Legal and other	-	4,020	1,493	5,319
Realized (gain)/loss on real estate technology investments, net of tax [(3)]	756	(1,435)	(6,992)	(1,980)
Unrealized (gain)/loss on real estate technology investments, net of tax [(3)]	6,767	(33,784)	52,663	(55,947)
Severance costs	441	1,439	441	2,280
Casualty-related charges/(recoveries), net	8,523	(934)	9,733	3,960
Casualty-related charges/(recoveries) on unconsolidated joint ventures, net	-	(50)	-	-
	$ 16,487	$ (30,744)	$ 46,716	$ (2,350)
FFO as Adjusted attributable to common stockholders and unitholders, diluted	$ 213,193	$ 181,835	$ 809,091	$ 658,797
FFO as Adjusted per weighted average common share and unit, diluted	$ 0.61	$ 0.54	$ 2.33	$ 2.01
Recurring capital expenditures	(27,111)	(21,393)	(77,710)	(63,820)
AFFO attributable to common stockholders and unitholders, diluted	$ 186,082	$ 160,442	$ 731,381	$ 594,977
AFFO per weighted average common share and unit, diluted	$ 0.53	$ 0.47	$ 2.11	$ 1.82

(1) See Attachment 15 for definitions and other terms.
(2) Series E cumulative convertible preferred shares are dilutive for purposes of calculating FFO per share for the three and twelve months ended December 31, 2022 and December 31, 2021. Consequently, distributions to Series E cumulative convertible preferred stockholders are added to FFO and the weighted average number of Series E cumulative convertible preferred shares are included in the denominator when calculating FFO per common share and unit, diluted.
(3) See footnote 4 on Attachment 1 for details regarding the Realized and Unrealized (gain)/loss on real estate technology investments, net of tax.



Attachment 3

UDR, Inc.
Consolidated Balance Sheets
(Unaudited) [(1)]

In thousands, except share and per share amounts		December 31, 2022		December 31, 2021
ASSETS				
Real estate owned:				
Real estate held for investment	$	15,365,928	$	14,352,234
Less: accumulated depreciation		(5,762,205)		(5,136,589)
Real estate held for investment, net		9,603,723		9,215,645
Real estate under development				
(net of accumulated depreciation of $296 and $507)		189,809		388,062
Real estate held for disposition				
(net of accumulated depreciation of $0 and $0)		14,039		-
Total real estate owned, net of accumulated depreciation		9,807,571		9,603,707
Cash and cash equivalents		1,193		967
Restricted cash		29,001		27,451
Notes receivable, net		54,707		26,860
Investment in and advances to unconsolidated joint ventures, net		754,446		702,461
Operating lease right-of-use assets		194,081		197,463
Other assets		197,471		216,311
Total assets	$	11,038,470	$	10,775,220
LIABILITIES AND EQUITY				
Liabilities:				
Secured debt	$	1,052,281	$	1,057,380
Unsecured debt		4,435,022		4,355,407
Operating lease liabilities		189,238		192,488
Real estate taxes payable		37,681		33,095
Accrued interest payable		46,671		45,980
Security deposits and prepaid rent		51,999		55,441
Distributions payable		134,213		124,729
Accounts payable, accrued expenses, and other liabilities		153,220		136,954
Total liabilities		6,100,325		6,001,474
Redeemable noncontrolling interests in the OP and DownREIT Partnership		839,850		1,299,442
Equity:				
Preferred stock, no par value; 50,000,000 shares authorized at December 31, 2022 and December 31, 2021:				
2,686,308 shares of 8.00% Series E Cumulative Convertible issued				
and outstanding (2,695,363 shares at December 31, 2021)		44,614		44,764
12,100,514 shares of Series F outstanding (12,582,575 shares at December 31, 2021)		1		1
Common stock, $0.01 par value; 450,000,000 shares authorized at December 31, 2022 and December 31, 2021:				
328,993,088 shares issued and outstanding (318,149,635 shares at December 31, 2021)		3,290		3,181
Additional paid-in capital		7,493,423		6,884,269
Distributions in excess of net income		(3,451,587)		(3,485,080)
Accumulated other comprehensive income/(loss), net		8,344		(4,261)
Total stockholders' equity		4,098,085		3,442,874
Noncontrolling interests		210		31,430
Total equity		4,098,295		3,474,304
Total liabilities and equity	$	11,038,470	$	10,775,220

(1) See Attachment 15 for definitions and other terms.



Attachment 4(A)

UDR, Inc.
Selected Financial Information
(Unaudited) (1)

Common Stock and Equivalents	December 31, 2022	December 31, 2021
Common shares	328,993,088	318,149,635
Restricted unit and common stock equivalents	599,681	2,090,833
Operating and DownREIT Partnership units	21,123,826	21,660,979
Series E cumulative convertible preferred shares (2)	2,908,323	2,918,127
Total common shares, OP/DownREIT units, and common stock equivalents	353,624,918	344,819,574

Weighted Average Number of Shares Outstanding	4Q 2022	4Q 2021
Weighted average number of common shares and OP/DownREIT units outstanding - basic	346,878,938	332,395,913
Weighted average number of OP/DownREIT units outstanding	(21,370,161)	(22,195,077)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	325,508,777	310,200,836
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	350,371,769	338,028,267
Weighted average number of OP/DownREIT units outstanding	(21,370,161)	(22,195,077)
Weighted average number of Series E cumulative convertible preferred shares outstanding	(2,908,323)	-
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	326,093,285	315,833,190

	Year-to-Date 2022	Year-to-Date 2021
Weighted average number of common shares and OP/DownREIT units outstanding - basic	343,149,109	322,743,685
Weighted average number of OP/DownREIT units outstanding	(21,477,838)	(22,417,693)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	321,671,271	300,325,992
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	347,093,624	327,039,085
Weighted average number of OP/DownREIT units outstanding	(21,477,838)	(22,417,693)
Weighted average number of Series E cumulative convertible preferred shares outstanding	(2,915,629)	(2,918,127)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	322,700,157	301,703,265

(1) See Attachment 15 for definitions and other terms.
(2) At December 31, 2022 and December 31, 2021 there were 2,686,308 and 2,695,363 of Series E cumulative convertible preferred shares outstanding, which is equivalent to 2,908,323 and 2,918,127 shares of common stock if converted (after adjusting for the special dividend paid in 2008).



Attachment 4(B)

UDR, Inc.
Selected Financial Information
(Unaudited) [1]

Debt Structure, In thousands		Balance	% of Total	Weighted Average Interest Rate	Weighted Average Years to Maturity [2]
Secured	Fixed	$ 1,005,622	18.4%	3.42%	5.4
	Floating	27,000	0.5%	2.76%	9.2
	Combined	1,032,622	18.9%	3.40%	5.5
Unsecured	Fixed	3,940,644 [3]	72.0%	2.96%	7.6
	Floating	503,015	9.1%	4.79%	1.5
	Combined	4,443,659	81.1%	3.17%	6.8
Total Debt	Fixed	4,946,266	90.4%	3.05%	7.2
	Floating	530,015	9.6%	4.69%	1.9
	Combined	5,476,281	100.0%	3.21%	6.7
	Total Non-Cash Adjustments [4]	11,022			
	Total per Balance Sheet	$ 5,487,303		3.17%	

Debt Maturities, In thousands

	Secured Debt [5]	Unsecured Debt	Revolving Credit Facilities & Comm. Paper [2] [6] [7]	Balance	% of Total	Weighted Average Interest Rate
2023	$ 1,242	$ -	$ 300,000	$ 301,242	5.5%	4.69%
2024	96,747	15,644	28,015	140,406	2.6%	4.23%
2025	174,793	-	-	174,793	3.2%	3.69%
2026	52,744	300,000	-	352,744	6.4%	2.95%
2027	2,860	650,000	-	652,860	11.9%	3.57%
2028	162,310	300,000	-	462,310	8.4%	3.72%
2029	191,986	300,000	-	491,986	9.0%	3.94%
2030	162,010	600,000	-	762,010	13.9%	3.32%
2031	160,930	600,000	-	760,930	13.9%	2.92%
2032	27,000	400,000	-	427,000	7.8%	2.14%
Thereafter	-	950,000	-	950,000	17.4%	2.35%
	1,032,622	4,115,644	328,015	5,476,281	100.0%	3.21%
Total Non-Cash Adjustments [4]	19,659	(8,637)	-	11,022		
Total per Balance Sheet	$ 1,052,281	$ 4,107,007	$ 328,015	$ 5,487,303		3.17%

(1) See Attachment 15 for definitions and other terms.
(2) The 2023 maturity reflects the $300.0 million of principal outstanding at an interest rate of 4.7%, the equivalent of SOFR plus a spread of 45 basis points, on the Company's unsecured commercial paper program as of December 31, 2022. Under the terms of the program the Company may issue up to a maximum aggregate amount outstanding of $700.0 million. If the commercial paper was refinanced using the line of credit, the weighted average years to maturity would be 6.8 years without extensions and 6.9 years with extensions.
(3) Includes $175.0 million of floating rate debt that has been fixed using interest rate swaps at a weighted average all-in rate of 1.43% until July 2025.
(4) Includes the unamortized balance of fair market value adjustments, premiums/discounts and deferred financing costs.
(5) Includes principal amortization, as applicable.
(6) There were no borrowings outstanding on our $1.3 billion line of credit at December 31, 2022. The facility has a maturity date of January 2026, plus two six-month extension options and currently carries an interest rate equal to adjusted SOFR plus 75.5 basis points.
(7) There was $28.0 million outstanding on our $75.0 million working capital credit facility at December 31, 2022. The facility has a maturity date of January 2024. The working capital credit facility currently carries an interest rate equal to adjusted SOFR plus 77.5 basis points.



Attachment 4(C)

UDR, Inc.
Selected Financial Information
(Dollars in Thousands)
(Unaudited) [1]

Coverage Ratios		Quarter Ended December 31, 2022
Net income/(loss)	$	47,467
Adjustments:		
Interest expense, including debt extinguishment and other associated costs		43,247
Real estate depreciation and amortization		167,241
Other depreciation and amortization		4,823
Tax provision/(benefit), net		(683)
Net (gain)/loss on the sale of depreciable real estate owned		(25,494)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures		11,536
EBITDAre	$	248,137
Casualty-related charges/(recoveries), net		8,523
Severance costs		441
Unrealized (gain)/loss on real estate technology investments		537
Realized (gain)/loss on real estate technology investments		355
(Income)/loss from unconsolidated entities		(761)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures		(11,536)
Management fee expense on unconsolidated joint ventures		(605)
Consolidated EBITDAre - adjusted for non-recurring items	$	245,091
Annualized consolidated EBITDAre - adjusted for non-recurring items	$	980,364
Interest expense, including debt extinguishment and other associated costs		43,247
Capitalized interest expense		2,939
Total interest	$	46,186
Preferred dividends	$	1,105
Total debt	$	5,487,303
Cash		(1,193)
Net debt	$	5,486,110
Consolidated Interest Coverage Ratio - adjusted for non-recurring items		**5.3x**
Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items		**5.2x**
Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items		**5.6x**

Debt Covenant Overview

Unsecured Line of Credit Covenants [2]	Required	Actual	Compliance
Maximum Leverage Ratio	≤60.0%	30.7% [2]	Yes
Minimum Fixed Charge Coverage Ratio	≥1.5x	5.3x	Yes
Maximum Secured Debt Ratio	≤40.0%	9.3%	Yes
Minimum Unencumbered Pool Leverage Ratio	≥150.0%	382.4%	Yes

Senior Unsecured Note Covenants [3]	Required	Actual	Compliance
Debt as a percentage of Total Assets	≤65.0%	32.7% [3]	Yes
Consolidated Income Available for Debt Service to Annual Service Charge	≥1.5x	5.7x	Yes
Secured Debt as a percentage of Total Assets	≤40.0%	6.3%	Yes
Total Unencumbered Assets to Unsecured Debt	≥150.0%	322.4%	Yes

Securities Ratings	Debt	Outlook	Commercial Paper
Moody's Investors Service	Baa1	Stable	P-2
S&P Global Ratings	BBB+	Stable	A-2

Asset Summary	Number of Homes	4Q 2022 NOI [1] ($000s)	% of NOI	Gross Carrying Value ($000s)	% of Total Gross Carrying Value
Unencumbered assets	47,477	$ 244,199	88.2%	$ 13,823,005	88.8%
Encumbered assets	7,522	32,687	11.8%	1,747,067	11.2%
	54,999	$ 276,886	100.0%	$ 15,570,072	100.0%

(1) See Attachment 15 for definitions and other terms.
(2) As defined in our credit agreement dated September 15, 2021, as amended.
(3) As defined in our indenture dated November 1, 1995 as amended, supplemented or modified from time to time.



Attachment 5

UDR, Inc.
Operating Information
(Unaudited) (1)

Dollars in thousands	Total Homes	Quarter Ended December 31, 2022	Quarter Ended September 30, 2022	Quarter Ended June 30, 2022	Quarter Ended March 31, 2022	Quarter Ended December 31, 2021
Revenues						
Same-Store Communities	51,729	$ 371,449	$ 365,718	$ 351,675	$ 343,601	$ 337,481
Stabilized, Non-Mature Communities	1,992	12,379	11,265	8,509	7,168	5,966
Development Communities	1,278	4,643	3,037	1,273	240	-
Non-Residential / Other (2)	-	9,611	9,317	5,576	4,506	2,453
Total	54,999	$ 398,082	$ 389,337	$ 367,033	$ 355,515	$ 345,900
Expenses						
Same-Store Communities		$ 110,683	$ 114,277	$ 105,855	$ 105,619	$ 103,647
Stabilized, Non-Mature Communities		4,172	3,917	3,010	2,611	1,809
Development Communities		2,906	1,973	1,328	680	247
Non-Residential / Other (2)		3,614	4,649	2,795	3,151	3,041
Total (3)		$ 121,375	$ 124,816	$ 112,988	$ 112,061	$ 108,744
Net Operating Income						
Same-Store Communities		$ 260,766	$ 251,441	$ 245,820	$ 237,982	$ 233,834
Stabilized, Non-Mature Communities		8,207	7,348	5,499	4,557	4,157
Development Communities		1,737	1,064	(55)	(440)	(247)
Non-Residential / Other (2)		5,997	4,668	2,781	1,355	(588)
Total		$ 276,707	$ 264,521	$ 254,045	$ 243,454	$ 237,156
Operating Margin						
Same-Store Communities		70.2%	68.8%	69.9%	69.3%	69.3%
Weighted Average Physical Occupancy						
Same-Store Communities		96.8%	96.8%	97.0%	97.2%	97.0%
Stabilized, Non-Mature Communities		94.7%	94.6%	96.4%	95.9%	95.8%
Development Communities		66.0%	68.4%	56.5%	27.6%	-
Other (4)		-	95.4%	97.0%	96.3%	97.3%
Total		96.1%	96.3%	96.7%	96.9%	97.1%
Sold and Held for Disposition Communities						
Revenues	-	$ 330	$ 686	$ 715	$ 666	$ 1,124
Expenses (3)		151	189	205	187	329
Net Operating Income/(Loss)		$ 179	$ 497	$ 510	$ 479	$ 795
Total	54,999	$ 276,886	$ 265,018	$ 254,555	$ 243,933	$ 237,951

(1) See Attachment 15 for definitions and other terms.
(2) Primarily non-residential revenue and expense and straight-line adjustment for concessions.
(3) The summation of Total expenses and Sold and Held for Disposition Communities expenses above agrees to the summation of property operating and maintenance and real estate taxes and insurance expenses on Attachment 1.
(4) Includes occupancy of Sold and Held for Disposition Communities.



Attachment 6

UDR, Inc.
Same-Store Operating Expense Information
(Dollars in Thousands)
(Unaudited) [1]

Year-Over-Year Comparison	% of 4Q 2022 SS Operating Expenses	4Q 2022		4Q 2021		% Change
Personnel	14.1%	$	15,613	$	14,853	5.1%
Utilities	14.0%		15,483		14,215	8.9%
Repair and maintenance	18.0%		19,921		19,033	4.7%
Administrative and marketing	6.8%		7,508		6,818	10.1%
Controllable expenses	52.9%		58,525		54,919	6.6%
Real estate taxes	40.7%	$	45,128	$	43,018	4.9%
Insurance	6.4%		7,030		5,710	23.1%
Same-Store operating expenses	100.0%	$	110,683	$	103,647	6.8%
Same-Store Homes			51,729			

Sequential Comparison	% of 4Q 2022 SS Operating Expenses	4Q 2022		3Q 2022		% Change
Personnel	14.1%	$	15,613	$	15,275	2.2%
Utilities	14.0%		15,483		15,766	-1.8%
Repair and maintenance	18.0%		19,921		22,602	-11.9%
Administrative and marketing	6.8%		7,508		7,802	-3.8%
Controllable expenses	52.9%		58,525		61,445	-4.8%
Real estate taxes	40.7%	$	45,128	$	45,976	-1.8%
Insurance	6.4%		7,030		6,856	2.5%
Same-Store operating expenses	100.0%	$	110,683	$	114,277	-3.1%
Same-Store Homes			51,729			

Year-to-Date Comparison	% of YTD 2022 SS Operating Expenses	YTD 2022		YTD 2021		% Change
Personnel	14.1%	$	56,796	$	56,566	0.4%
Utilities	13.6%		55,110		51,078	7.9%
Repair and maintenance	18.3%		74,082		66,744	11.0%
Administrative and marketing	6.7%		26,926		26,090	3.2%
Controllable expenses	52.7%		212,914		200,478	6.2%
Real estate taxes	41.1%	$	166,288	$	161,866	2.7%
Insurance	6.2%		24,948		19,882	25.5%
Same-Store operating expenses	100.0%	$	404,150	$	382,226	5.7%
Same-Store Homes			47,360			

(1) See Attachment 15 for definitions and other terms.



Attachment 7(A)

UDR, Inc.
Apartment Home Breakout
Portfolio Overview as of Quarter Ended
December 31, 2022
(Unaudited) (1)

	Same-Store Homes	Non-Mature Homes (2)	Total Consolidated Homes	Unconsolidated Joint Venture Operating Homes (3)	Total Homes (incl. JV) (3)	Revenue Per Occupied Home (Incl. JV at Share)(4)
West Region						
Orange County, CA	4,595	-	4,595	381	4,976	$ 2,932
San Francisco, CA	2,779	356	3,135	602	3,737	3,528
Seattle, WA	2,985	-	2,985	-	2,985	2,825
Monterey Peninsula, CA	1,567	-	1,567	-	1,567	2,307
Los Angeles, CA	1,225	-	1,225	340	1,565	3,296
	13,151	**356**	**13,507**	**1,323**	**14,830**	
Mid-Atlantic Region						
Metropolitan DC	9,393	161	9,554	-	9,554	2,237
Baltimore, MD	1,789	430	2,219	-	2,219	1,891
Richmond, VA	1,359	-	1,359	-	1,359	1,775
	12,541	**591**	**13,132**	**-**	**13,132**	
Northeast Region						
Boston, MA	4,598	433	5,031	250	5,281	3,001
New York, NY	2,318	-	2,318	710	3,028	4,524
	6,916	**433**	**7,349**	**960**	**8,309**	
Southeast Region						
Tampa, FL	3,877	-	3,877	-	3,877	2,090
Orlando, FL	2,500	993	3,493	-	3,493	1,874
Nashville, TN	2,260	-	2,260	-	2,260	1,746
	8,637	**993**	**9,630**	**-**	**9,630**	
Southwest Region						
Dallas, TX	5,813	405	6,218	-	6,218	1,775
Austin, TX	1,272	-	1,272	-	1,272	1,916
	7,085	**405**	**7,490**	**-**	**7,490**	
Other Markets (5)	**3,399**	**492**	**3,891**	**554**	**4,445**	2,554
Totals	**51,729**	**3,270**	**54,999**	**2,837**	**57,836**	**$ 2,499**
Communities (6)	**156**	**9**	**165**	**13**	**178**	

	Homes	Communities
Total completed homes	**57,836**	**178**
Under Development (7)	554	3
Total Quarter-end homes and communities	**58,390**	**181**

(1) See Attachment 15 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature, Acquired, Development, Redevelopment and Non-Residential/Other Communities categories on Attachment 5. Excludes development homes not yet completed and Sold and Held for Disposition Communities.

(3) Represents joint venture operating homes at 100 percent. Excludes joint venture held for disposition communities. See Attachment 11(A) for UDR's joint venture and partnership ownership interests.

(4) Represents joint ventures at UDR's ownership interests. Excludes joint venture held for disposition communities. See Attachment 11(A) for UDR's joint venture and partnership ownership interests.

(5) Other Markets include Denver (510 homes), Palm Beach (636 homes), Inland Empire (658 homes), San Diego (163 wholly owned, 264 JV homes), Portland (752 homes) and Philadelphia (1,172 wholly owned, 290 JV homes).

(6) Represents communities where 100 percent of all development homes have been completed.

(7) See Attachment 9 for UDR's developments and ownership interests.



Attachment 7(B)

UDR, Inc.
Non-Mature Home Summary and Net Operating Income by Market
December 31, 2022
(Unaudited) [1]

Non-Mature Home Breakout - By Date

Community	Category	# of Homes	Market	Same-Store Quarter [2]
Arbors at Maitland Summit	Stabilized, Non-Mature	663	Orlando, FL	1Q23
Essex Luxe	Stabilized, Non-Mature	330	Orlando, FL	1Q23
Quarters at Towson Town Center	Stabilized, Non-Mature	430	Baltimore, MD	1Q23
Bradlee Danvers	Stabilized, Non-Mature	433	Boston, MA	3Q23
1532 Harrison	Stabilized, Non-Mature	136	San Francisco, CA	4Q23
The George Apartments	Development	200	Philadelphia, PA	2Q24
Vitruvian West Phase 3	Development	405	Dallas, TX	2Q24
Cirrus	Development	292	Denver, CO	3Q24
5421 at Dublin Station	Development	220	San Francisco, CA	1Q25
The MO	Development	161	Washington, DC	2Q25
Total		**3,270**		

Net Operating Income Breakout By Market

Region	As a % of NOI Same-Store	Total	Region	As a % of NOI Same-Store	Total
West Region			**Southeast Region**		
Orange County, CA	11.6%	11.1%	Tampa, FL	5.9%	5.4%
San Francisco, CA	7.5%	7.8%	Orlando, FL	3.6%	4.6%
Seattle, WA	6.9%	6.7%	Nashville, TN	3.3%	3.0%
Monterey Peninsula, CA	3.1%	2.8%		**12.8%**	**13.0%**
Los Angeles, CA	3.0%	3.2%	**Southwest Region**		
	32.1%	**31.6%**	Dallas, TX	7.4%	7.2%
Mid-Atlantic Region			Austin, TX	1.7%	1.6%
Metropolitan DC	16.2%	14.9%		**9.1%**	**8.8%**
Baltimore, MD	2.6%	2.9%			
Richmond, VA	2.0%	1.9%	**Other Markets** [3]	**6.9%**	**7.6%**
	20.8%	**19.7%**			
Northeast Region					
Boston, MA	11.5%	11.7%			
New York, NY	6.8%	7.6%			
	18.3%	**19.3%**	**Total**	**100.0%**	**100.0%**

(1) See Attachment 15 for definitions and other terms.
(2) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD same-store pool.
(3) See Attachment 7(A), footnote 5 for details regarding location of the Other Markets.



Attachment 8(A)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
December 31, 2022
(Unaudited) [1]

	Total Same-Store Homes	% of Same-Store Portfolio Based on 4Q 2022 NOI	Same-Store					
			Physical Occupancy			Total Revenue per Occupied Home		
			4Q 22	4Q 21	Change	4Q 22	4Q 21	Change
West Region								
Orange County, CA	4,595	11.6%	96.9%	97.2%	-0.3%	$ 2,931	$ 2,737	7.1%
San Francisco, CA	2,779	7.5%	95.9%	95.5%	0.4%	3,445	3,179	8.4%
Seattle, WA	2,985	6.9%	97.1%	97.2%	-0.1%	2,825	2,633	7.3%
Monterey Peninsula, CA	1,567	3.1%	95.3%	96.9%	-1.6%	2,307	2,135	8.1%
Los Angeles, CA	1,225	3.0%	96.7%	96.1%	0.6%	3,055	2,959	3.2%
	13,151	**32.1%**	**96.5%**	**96.7%**	**-0.2%**	**2,953**	**2,754**	**7.2%**
Mid-Atlantic Region								
Metropolitan DC	9,393	16.2%	97.0%	97.1%	-0.1%	2,238	2,104	6.4%
Baltimore, MD	1,789	2.6%	96.3%	96.2%	0.1%	1,891	1,763	7.3%
Richmond, VA	1,359	2.0%	97.5%	97.7%	-0.2%	1,775	1,566	13.3%
	12,541	**20.8%**	**97.0%**	**97.0%**	**0.0%**	**2,138**	**1,997**	**7.1%**
Northeast Region								
Boston, MA	4,598	11.5%	96.7%	96.4%	0.3%	3,052	2,781	9.7%
New York, NY	2,318	6.8%	97.8%	97.7%	0.1%	4,446	3,896	14.1%
	6,916	**18.3%**	**97.1%**	**96.9%**	**0.2%**	**3,523**	**3,155**	**11.7%**
Southeast Region								
Tampa, FL	3,877	5.9%	96.7%	97.3%	-0.6%	2,090	1,747	19.6%
Orlando, FL	2,500	3.6%	96.6%	97.3%	-0.7%	1,807	1,536	17.6%
Nashville, TN	2,260	3.3%	97.1%	98.1%	-1.0%	1,746	1,471	18.7%
	8,637	**12.8%**	**96.8%**	**97.5%**	**-0.7%**	**1,918**	**1,613**	**18.9%**
Southwest Region								
Dallas, TX	5,813	7.4%	96.6%	97.1%	-0.5%	1,775	1,562	13.6%
Austin, TX	1,272	1.7%	97.5%	98.1%	-0.6%	1,916	1,677	14.3%
	7,085	**9.1%**	**96.8%**	**97.3%**	**-0.5%**	**1,801**	**1,583**	**13.8%**
Other Markets	**3,399**	**6.9%**	**96.6%**	**97.0%**	**-0.4%**	**2,530**	**2,280**	**11.0%**
Total/Weighted Avg.	**51,729**	**100.0%**	**96.8%**	**97.0%**	**-0.2%**	**$ 2,473**	**$ 2,241**	**10.4%**

(1) See Attachment 15 for definitions and other terms.



Table of Contents

Attachment 8(B)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
December 31, 2022
(Unaudited) (1)

	Total Same-Store Homes	Same-Store ($000s) Revenues 4Q 22	Revenues 4Q 21	Revenues Change	Expenses 4Q 22	Expenses 4Q 21	Expenses Change	Net Operating Income 4Q 22	Net Operating Income 4Q 21	Net Operating Income Change
West Region										
Orange County, CA	4,595	$ 39,149	$ 36,671	6.8%	$ 8,828	$ 7,929	11.3%	$ 30,321	$ 28,742	5.5%
San Francisco, CA	2,779	27,543	25,319	8.8%	7,959	7,646	4.1%	19,584	17,673	10.8%
Seattle, WA	2,985	24,567	22,916	7.2%	6,523	6,178	5.6%	18,044	16,738	7.8%
Monterey Peninsula, CA	1,567	10,336	9,714	6.4%	2,425	2,080	16.6%	7,911	7,634	3.6%
Los Angeles, CA	1,225	10,857	10,451	3.9%	3,065	3,020	1.5%	7,792	7,431	4.9%
	13,151	**112,452**	**105,071**	**7.0%**	**28,800**	**26,853**	**7.2%**	**83,652**	**78,218**	**6.9%**
Mid-Atlantic Region										
Metropolitan DC	9,393	61,171	57,573	6.2%	18,833	17,823	5.7%	42,338	39,750	6.5%
Baltimore, MD	1,789	9,773	9,101	7.4%	3,156	2,736	15.4%	6,617	6,365	4.0%
Richmond, VA	1,359	7,057	6,238	13.1%	1,771	1,608	10.1%	5,286	4,630	14.2%
	12,541	**78,001**	**72,912**	**7.0%**	**23,760**	**22,167**	**7.2%**	**54,241**	**50,745**	**6.9%**
Northeast Region										
Boston, MA	4,598	40,704	36,978	10.1%	10,815	10,949	-1.2%	29,889	26,029	14.8%
New York, NY	2,318	30,239	26,468	14.2%	12,511	12,083	3.5%	17,728	14,385	23.2%
	6,916	**70,943**	**63,446**	**11.8%**	**23,326**	**23,032**	**1.3%**	**47,617**	**40,414**	**17.8%**
Southeast Region										
Tampa, FL	3,877	23,505	19,766	18.9%	8,015	6,969	15.0%	15,490	12,797	21.0%
Orlando, FL	2,500	13,095	11,206	16.9%	3,802	3,018	26.0%	9,293	8,188	13.5%
Nashville, TN	2,260	11,495	9,785	17.5%	2,824	2,827	-0.1%	8,671	6,958	24.6%
	8,637	**48,095**	**40,757**	**18.0%**	**14,641**	**12,814**	**14.3%**	**33,454**	**27,943**	**19.7%**
Southwest Region										
Dallas, TX	5,813	29,905	26,457	13.0%	10,502	10,038	4.6%	19,403	16,419	18.2%
Austin, TX	1,272	7,129	6,279	13.5%	2,616	2,235	17.0%	4,513	4,044	11.6%
	7,085	**37,034**	**32,736**	**13.1%**	**13,118**	**12,273**	**6.9%**	**23,916**	**20,463**	**16.9%**
Other Markets	**3,399**	**24,924**	**22,559**	**10.5%**	**7,038**	**6,508**	**8.1%**	**17,886**	**16,051**	**11.4%**
Total (2)	**51,729**	**$ 371,449**	**$ 337,481**	**10.1%**	**$ 110,683**	**$ 103,647**	**6.8%**	**$ 260,766**	**$ 233,834**	**11.5%**

(1) See Attachment 15 for definitions and other terms.
(2) With concessions reflected on a straight-line basis, Same-Store Revenue and Same-Store NOI increased year-over-year by 12.1% and 14.5%, respectively. See Attachment 15(C) for definitions and reconciliations.



Attachment 8(C)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
December 31, 2022
(Unaudited) (1)

	Total Same-Store Homes	Same-Store					
		Physical Occupancy			Total Revenue per Occupied Home		
		4Q 22	3Q 22	Change	4Q 22	3Q 22	Change
West Region							
Orange County, CA	4,595	**96.9%**	96.8%	0.1%	$ **2,931**	$ 2,886	1.6%
San Francisco, CA	2,779	**95.9%**	96.5%	-0.6%	**3,445**	3,437	0.2%
Seattle, WA	2,985	**97.1%**	97.0%	0.1%	**2,825**	2,831	-0.2%
Monterey Peninsula, CA	1,567	**95.3%**	96.3%	-1.0%	**2,307**	2,183	5.7%
Los Angeles, CA	1,225	**96.7%**	96.7%	0.0%	**3,055**	3,048	0.2%
	13,151	**96.5%**	**96.7%**	**-0.2%**	**2,953**	**2,921**	**1.1%**
Mid-Atlantic Region							
Metropolitan DC	9,393	**97.0%**	96.8%	0.2%	**2,238**	2,254	-0.7%
Baltimore, MD	1,789	**96.3%**	96.1%	0.2%	**1,891**	1,828	3.4%
Richmond, VA	1,359	**97.5%**	97.2%	0.3%	**1,775**	1,806	-1.7%
	12,541	**97.0%**	**96.8%**	**0.2%**	**2,138**	**2,143**	**-0.2%**
Northeast Region							
Boston, MA	4,598	**96.7%**	96.7%	0.0%	**3,052**	2,972	2.7%
New York, NY	2,318	**97.8%**	97.7%	0.1%	**4,446**	4,349	2.2%
	6,916	**97.1%**	**97.1%**	**0.0%**	**3,523**	**3,437**	**2.5%**
Southeast Region							
Tampa, FL	3,877	**96.7%**	96.7%	0.0%	**2,090**	2,032	2.9%
Orlando, FL	2,500	**96.6%**	96.5%	0.1%	**1,807**	1,755	3.0%
Nashville, TN	2,260	**97.1%**	97.0%	0.1%	**1,746**	1,684	3.7%
	8,637	**96.8%**	**96.7%**	**0.1%**	**1,918**	**1,861**	**3.1%**
Southwest Region							
Dallas, TX	5,813	**96.6%**	96.6%	0.0%	**1,775**	1,736	2.2%
Austin, TX	1,272	**97.5%**	97.3%	0.2%	**1,916**	1,886	1.6%
	7,085	**96.8%**	**96.7%**	**0.1%**	**1,801**	**1,763**	**2.1%**
Other Markets	**3,399**	**96.6%**	96.8%	**-0.2%**	**2,530**	**2,460**	**2.8%**
Total/Weighted Avg.	**51,729**	**96.8%**	**96.8%**	**0.0%**	$ **2,473**	$ **2,435**	**1.6%**

(1) See Attachment 15 for definitions and other terms.



Attachment 8(D)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
December 31, 2022
(Unaudited) (1)

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			**Expenses**			**Net Operating Income**		
		4Q 22	**3Q 22**	**Change**	**4Q 22**	**3Q 22**	**Change**	**4Q 22**	**3Q 22**	**Change**
West Region										
Orange County, CA	4,595	$ 39,149	$ 38,515	1.6%	$ 8,828	$ 8,863	-0.4%	$ 30,321	$ 29,652	2.3%
San Francisco, CA	2,779	27,543	27,506	0.1%	7,959	7,881	1.0%	19,584	19,625	-0.2%
Seattle, WA	2,985	24,567	24,593	-0.1%	6,523	6,702	-2.7%	18,044	17,891	0.9%
Monterey Peninsula, CA	1,567	10,336	9,881	4.6%	2,425	2,255	7.5%	7,911	7,626	3.8%
Los Angeles, CA	1,225	10,857	10,831	0.2%	3,065	2,867	6.9%	7,792	7,964	-2.2%
	13,151	112,452	111,326	1.0%	28,800	28,568	0.8%	83,652	82,758	1.1%
Mid-Atlantic Region										
Metropolitan DC	9,393	61,171	61,496	-0.5%	18,833	19,593	-3.9%	42,338	41,903	1.0%
Baltimore, MD	1,789	9,773	9,430	3.6%	3,156	3,262	-3.2%	6,617	6,168	7.3%
Richmond, VA	1,359	7,057	7,157	-1.4%	1,771	1,842	-3.9%	5,286	5,315	-0.5%
	12,541	78,001	78,083	-0.1%	23,760	24,697	-3.8%	54,241	53,386	1.6%
Northeast Region										
Boston, MA	4,598	40,704	39,648	2.7%	10,815	11,753	-8.0%	29,889	27,895	7.2%
New York, NY	2,318	30,239	29,545	2.3%	12,511	13,054	-4.2%	17,728	16,491	7.5%
	6,916	70,943	69,193	2.5%	23,326	24,807	-6.0%	47,617	44,386	7.3%
Southeast Region										
Tampa, FL	3,877	23,505	22,849	2.9%	8,015	7,990	0.3%	15,490	14,859	4.2%
Orlando, FL	2,500	13,095	12,703	3.1%	3,802	3,692	3.0%	9,293	9,011	3.1%
Nashville, TN	2,260	11,495	11,072	3.8%	2,824	3,260	-13.4%	8,671	7,812	11.0%
	8,637	48,095	46,624	3.2%	14,641	14,942	-2.0%	33,454	31,682	5.6%
Southwest Region										
Dallas, TX	5,813	29,905	29,242	2.3%	10,502	11,021	-4.7%	19,403	18,221	6.5%
Austin, TX	1,272	7,129	7,001	1.8%	2,616	3,182	-17.8%	4,513	3,819	18.2%
	7,085	37,034	36,243	2.2%	13,118	14,203	-7.6%	23,916	22,040	8.5%
Other Markets	3,399	24,924	24,249	2.8%	7,038	7,060	-0.3%	17,886	17,189	4.1%
Total (2)	51,729	$ 371,449	$ 365,718	1.6%	$ 110,683	$ 114,277	-3.1%	$ 260,766	$ 251,441	3.7%

(1) See Attachment 15 for definitions and other terms.

(2) With concessions reflected on a straight-line basis, Same-Store Revenue and Same-Store NOI increased quarter-over-quarter by 2.0% and 4.3%, respectively. See Attachment 15(C) for definitions and reconciliations.



Attachment 8(E)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Year-to-Date vs. Prior Year-to-Date
December 31, 2022
(Unaudited) [1]

| | Total Same-Store Homes | % of Same-Store Portfolio Based on YTD 2022 NOI | Same-Store | | | | | |
| | | | Physical Occupancy | | | Total Revenue per Occupied Home | | |
			YTD 22	YTD 21	Change	YTD 22	YTD 21	Change
West Region								
Orange County, CA	4,595	12.7%	96.9%	97.5%	-0.6%	$ 2,844	$ 2,610	9.0%
San Francisco, CA	2,779	8.2%	96.0%	95.3%	0.7%	3,345	3,074	8.8%
Seattle, WA	2,726	6.8%	97.5%	97.2%	0.3%	2,709	2,416	12.1%
Monterey Peninsula, CA	1,567	3.3%	96.2%	97.0%	-0.8%	2,199	2,012	9.3%
Los Angeles, CA	1,225	3.4%	96.6%	96.0%	0.6%	3,031	2,729	11.1%
	12,892	**34.4%**	**96.7%**	**96.8%**	**-0.1%**	**2,862**	**2,606**	**9.8%**
Mid-Atlantic Region								
Metropolitan DC	8,381	16.3%	97.2%	96.6%	0.6%	2,260	2,131	6.1%
Baltimore, MD	1,597	2.4%	96.6%	97.6%	-1.0%	1,824	1,679	8.6%
Richmond, VA	1,359	2.2%	97.5%	98.2%	-0.7%	1,709	1,522	12.3%
	11,337	**20.9%**	**97.2%**	**96.9%**	**0.3%**	**2,133**	**1,993**	**7.0%**
Northeast Region								
Boston, MA	4,298	11.4%	96.8%	96.5%	0.3%	2,978	2,750	8.3%
New York, NY	2,318	7.0%	98.0%	96.6%	1.4%	4,231	3,621	16.8%
	6,616	**18.4%**	**97.2%**	**96.5%**	**0.7%**	**3,421**	**3,055**	**12.0%**
Southeast Region								
Tampa, FL	3,877	6.3%	96.8%	97.4%	-0.6%	1,975	1,653	19.5%
Orlando, FL	2,500	3.8%	96.8%	97.4%	-0.6%	1,707	1,475	15.7%
Nashville, TN	2,260	3.3%	97.4%	97.9%	-0.5%	1,636	1,431	14.3%
	8,637	**13.4%**	**97.0%**	**97.5%**	**-0.5%**	**1,808**	**1,543**	**17.2%**
Southwest Region								
Dallas, TX	3,866	5.2%	97.0%	97.1%	-0.1%	1,715	1,536	11.7%
Austin, TX	1,272	1.8%	97.7%	98.1%	-0.4%	1,824	1,609	13.4%
	5,138	**7.0%**	**97.2%**	**97.4%**	**-0.2%**	**1,742**	**1,553**	**12.2%**
Other Markets	**2,740**	**5.9%**	**97.1%**	**97.4%**	**-0.3%**	**2,406**	**2,144**	**12.2%**
Total/Weighted Avg.	**47,360**	**100.0%**	**97.0%**	**97.0%**	**0.0%**	**$ 2,425**	**$ 2,183**	**11.1%**

(1) See Attachment 15 for definitions and other terms.



Attachment 8(F)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Year-to-Date vs. Prior Year-to-Date
December 31, 2022
(Unaudited) (1)

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		YTD 22	YTD 21	Change	YTD 22	YTD 21	Change	YTD 22	YTD 21	Change
West Region										
Orange County, CA	4,595	$ 151,962	$ 140,340	8.3%	$ 33,423	$ 30,976	7.9%	$ 118,539	$ 109,364	8.4%
San Francisco, CA	2,779	107,096	96,695	10.8%	30,847	29,926	3.1%	76,249	66,769	14.2%
Seattle, WA	2,726	86,416	76,790	12.5%	22,878	22,500	1.7%	63,538	54,290	17.0%
Monterey Peninsula, CA	1,567	39,786	36,655	8.5%	8,930	8,099	10.3%	30,856	28,556	8.1%
Los Angeles, CA	1,225	43,037	38,509	11.8%	11,600	11,393	1.8%	31,437	27,116	15.9%
	12,892	428,297	388,989	10.1%	107,678	102,894	4.6%	320,619	286,095	12.1%
Mid-Atlantic Region										
Metropolitan DC	8,381	220,905	207,034	6.7%	68,766	65,881	4.4%	152,139	141,153	7.8%
Baltimore, MD	1,597	33,764	31,407	7.5%	11,313	9,959	13.6%	22,451	21,448	4.7%
Richmond, VA	1,359	27,171	24,377	11.5%	6,835	6,285	8.7%	20,336	18,092	12.4%
	11,337	281,840	262,818	7.2%	86,914	82,125	5.8%	194,926	180,693	7.9%
Northeast Region										
Boston, MA	4,298	148,662	136,850	8.6%	42,527	40,281	5.6%	106,135	96,569	9.9%
New York, NY	2,318	115,336	97,298	18.5%	49,605	49,547	0.1%	65,731	47,751	37.7%
	6,616	263,998	234,148	12.7%	92,132	89,828	2.6%	171,866	144,320	19.1%
Southeast Region										
Tampa, FL	3,877	88,926	74,913	18.7%	30,542	27,575	10.8%	58,384	47,338	23.3%
Orlando, FL	2,500	49,570	43,102	15.0%	14,210	12,770	11.3%	35,360	30,332	16.6%
Nashville, TN	2,260	43,202	37,988	13.7%	12,299	11,516	6.8%	30,903	26,472	16.7%
	8,637	181,698	156,003	16.5%	57,051	51,861	10.0%	124,647	104,142	19.7%
Southwest Region										
Dallas, TX	3,866	77,168	69,210	11.5%	28,419	26,060	9.1%	48,749	43,150	13.0%
Austin, TX	1,272	27,199	24,091	12.9%	10,730	9,462	13.4%	16,469	14,629	12.6%
	5,138	104,367	93,301	11.9%	39,149	35,522	10.2%	65,218	57,779	12.9%
Other Markets	2,740	76,803	68,662	11.9%	21,226	19,996	6.2%	55,577	48,666	14.2%
Total (2)	47,360	$ 1,337,003	$ 1,203,921	11.1%	$ 404,150	$ 382,226	5.7%	$ 932,853	$ 821,695	13.5%

(1) See Attachment 15 for definitions and other terms.

(2) With concessions reflected on a straight-line basis, Same-Store revenue and Same-Store NOI increased year-over-year by 11.5% and 14.2%, respectively. See Attachment 15(C) for definitions and reconciliations.



Attachment 8(G)

UDR, Inc.
Same-Store Operating Information By Major Market
December 31, 2022
(Unaudited) (1)

	Effective Blended Lease Rate Growth	Effective New Lease Rate Growth	Effective Renewal Lease Rate Growth	Annualized Turnover			
	4Q 2022	4Q 2022	4Q 2022	4Q 2022	4Q 2021	YTD 2022	YTD 2021
West Region							
Orange County, CA	6.4%	5.3%	7.9%	41.4%	35.7%	43.1%	43.8%
San Francisco, CA	3.9%	0.9%	7.7%	41.8%	35.3%	40.3%	42.0%
Seattle, WA	-0.2%	-7.4%	6.9%	42.0%	44.3%	48.3%	50.7%
Monterey Peninsula, CA	3.4%	1.3%	5.7%	38.0%	24.1%	32.4%	27.9%
Los Angeles, CA	9.3%	11.2%	7.5%	31.1%	28.2%	32.7%	36.7%
	4.1%	**1.4%**	**7.3%**	**40.5%**	**36.5%**	**42.0%**	**43.3%**
Mid-Atlantic Region							
Metropolitan DC	3.7%	-1.1%	8.7%	31.0%	29.6%	41.9%	42.2%
Baltimore, MD	0.6%	-3.8%	7.1%	38.6%	35.3%	53.9%	46.5%
Richmond, VA	4.9%	1.1%	9.0%	36.2%	33.3%	46.6%	41.9%
	3.4%	**-1.3%**	**8.6%**	**32.9%**	**30.9%**	**44.5%**	**42.8%**
Northeast Region							
Boston, MA	5.6%	2.3%	9.3%	33.7%	35.0%	44.0%	45.1%
New York, NY	15.1%	16.3%	14.1%	24.0%	25.5%	40.0%	41.7%
	9.3%	**7.2%**	**11.3%**	**31.1%**	**32.5%**	**42.7%**	**44.0%**
Southeast Region							
Tampa, FL	6.4%	1.9%	12.5%	46.9%	35.6%	54.9%	45.0%
Orlando, FL	7.7%	4.3%	11.8%	46.8%	40.8%	50.2%	47.2%
Nashville, TN	8.6%	5.6%	12.0%	38.1%	36.0%	48.5%	46.7%
	7.3%	**3.3%**	**12.2%**	**44.9%**	**37.3%**	**52.0%**	**46.1%**
Southwest Region							
Dallas, TX	5.1%	2.1%	8.8%	43.2%	44.7%	50.3%	49.1%
Austin, TX	4.6%	1.5%	8.2%	37.1%	42.4%	49.2%	48.2%
	5.0%	**2.0%**	**8.7%**	**42.2%**	**44.3%**	**50.0%**	**48.9%**
Other Markets	**4.3%**	**-0.7%**	**10.3%**	**42.8%**	**34.1%**	**37.6%**	**34.0%**
Total/Weighted Avg.	**5.4%**	**2.0%**	**9.3%**	**38.2%**	**35.2%**	**45.3%**	**44.0%**

Allocation of Total Homes Repriced during the Quarter	52.9%	47.1%

(1) See Attachment 15 for definitions and other terms.



Attachment 9

UDR, Inc.
Development and Land Summary
December 31, 2022
(Dollars in Thousands)
(Unaudited) [1]

Wholly-Owned

Community	Location	# of Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Schedule Start	Initial Occ.	Compl.	Percentage Leased	Occupied
Projects Under Construction											
The MO	Washington, DC	300	161	$ 135,463	$ 145,000	$ 483	3Q20	4Q22	1Q23	14.0%	9.3%
Villas at Fiori	Addison, TX	85	-	17,732	53,500	629	1Q22	1Q24	2Q24	-	-
Meridian	Tampa, FL	330	-	36,910	134,000	406	1Q22	2Q24	2Q24	-	-
Total Under Construction		**715**	**161**	**$ 190,105**	**$ 332,500**	**$ 465**					
Completed Projects, Non-Stabilized											
Cirrus	Denver, CO	292	292	$ 101,444	$ 101,850	$ 349	3Q19	1Q22	2Q22	79.5%	76.0%
The George Apartments	King of Prussia, PA	200	200	66,261	68,000	340	4Q20	1Q22	3Q22	97.0%	97.0%
5421 at Dublin Station	Dublin, CA	220	220	124,596	125,000	568	4Q19	3Q22	4Q22	31.8%	24.6%
Vitruvian West Phase 3	Addison, TX	405	405	73,126	74,000	183	1Q21	1Q22	4Q22	91.9%	90.9%
Total Completed, Non-Stabilized		**1,117**	**1,117**	**$ 365,427**	**$ 368,850**	**$ 330**					
Total - Wholly Owned		**1,832**	**1,278**	**$ 555,532**	**$ 701,350**	**$ 383**					

NOI From Wholly-Owned Projects	4Q 22
Projects Under Construction	$ (446)
Completed, Non-Stabilized	2,183
Total	**$ 1,737**

Land Summary

Parcel	Location	UDR Ownership Interest	Real Estate Cost Basis
Vitruvian Park®	Addison, TX	100%	$ 34,951
Alameda Point Block 11	Alameda, CA	100%	30,615
Newport Village II	Alexandria, VA	100%	15,524
2727 Turtle Creek (includes 3 phases)	Dallas, TX	100%	92,507
488 Riverwalk	Fort Lauderdale, FL	100%	17,870
3001 Iowa Avenue	Riverside, CA	100%	14,551
Total			**$ 206,018**

(1) See Attachment 15 for definitions and other terms.



Attachment 10

UDR, Inc.
Redevelopment Summary
December 31, 2022
(Dollars in Thousands)
(Unaudited) [1]

Community	Location	# of Homes	Sched. Redev. Homes	Compl. Homes	Cost to Date	Budgeted Cost [2]	Est. Cost per Home	Schedule Start	Schedule Compl.	Percentage Leased	Percentage Occupied
Projects in Redevelopment with Stabilized Operations											
Eight80 Newport Beach [3]	Newport Beach, CA	1,447	30	-	$ 14,874	$ 18,000	$ 600	1Q21	1Q23	95.3%	94.2%
Lakeline Villas [4]	Cedar Park, TX	309	288	35	2,581	10,500	36	3Q22	2Q24	98.4%	98.1%
Red Stone Ranch [4]	Cedar Park, TX	324	324	47	2,525	12,000	37	3Q22	2Q24	98.5%	97.8%
Towson Promenade [4]	Towson, MD	379	379	1	463	17,000	45	3Q22	2Q24	95.3%	95.3%
20 Lambourne [4]	Towson, MD	264	264	25	1,408	9,000	34	3Q22	2Q24	95.8%	95.1%
Lenox Farms [4]	Braintree, MA	338	338	17	2,306	15,500	46	3Q22	3Q24	97.0%	97.0%
Total		**3,061**	**1,623**	**125**	**$ 24,157**	**$ 82,000**	**$ 51**				

(1) See Attachment 15 for definitions and other terms.
(2) Represents UDR's incremental capital invested in the Projects.
(3) Project consists of unit additions and renovation of related common area amenities. Existing homes for this Project remain in Same-Store.
(4) Projects consist of unit renovations and renovation of related common area amenities. These communities remain in Same-Store.



Attachment 11(A)

UDR, Inc.
Unconsolidated Summary
December 31, 2022
(Dollars in Thousands)
(Unaudited) [1]

Portfolio Characteristics	Own. Interest	# of Comm.	# of Homes	Physical Occupancy 4Q 22	Total Rev. per Occ. Home 4Q 22	Net Operating Income UDR's Share 4Q 22	YTD 22	Total YTD 22 [2]
UDR / MetLife	50%	13	2,837	97.0%	$ 4,131	$ 11,242	$ 41,048	$ 81,644

Balance Sheet Characteristics	Gross Book Value of JV Real Estate Assets [3]	Total Project Debt [3]	UDR's Equity Investment	Weighted Avg. Debt Interest Rate	Debt Maturities
UDR / MetLife	$ 1,716,256	$ 857,909	$ 254,612	3.70%	2024-2031

Joint Venture Same-Store Growth	Joint Venture Same-Store Communities [4]	4Q 22 vs. 4Q 21 Growth Revenue	Expense	NOI	4Q 22 vs. 3Q 22 Growth Revenue	Expense	NOI
UDR / MetLife	13	16.2%	4.5%	23.7%	3.9%	-4.6%	9.2%

Joint Venture Same-Store Growth	Joint Venture Same-Store Communities [4]	YTD 22 vs. YTD 21 Growth Revenue	Expense	NOI
UDR / MetLife	13	14.2%	4.2%	21.1%

Other Unconsolidated Investments [5]	UDR Investment [6] Commitment	Funded	Balance	Income/(Loss) from Investments 4Q 22 [7]
RETV Funds	$ 51,000	$ 25,380	$ 28,271	$ (7,159)
RET Strategic Fund	25,000	7,500	8,078	610
RET ESG Fund	10,000	3,000	2,898	(81)
Climate Technology Funds	10,000	5,921	5,741	(108)
Total	$ 96,000	$ 41,801	$ 44,988	$ (6,738)

(1) See Attachment 15 for definitions and other terms.
(2) Represents NOI at 100% for the period ended December 31, 2022.
(3) Joint ventures and partnerships represented at 100%. Debt balances are presented net of deferred financing costs.
(4) Joint Venture Same-Store growth is presented at UDR's ownership interest.
(5) Other unconsolidated investments represent UDR's investments in real estate technology and climate technology funds. The RETV III investment was entered into during the three months ended December 31, 2022.
(6) Investment commitment represents maximum equity and therefore excludes realized/unrealized gain/(loss). Investment funded represents cash funded towards the investment commitment. Investment balance includes amount funded plus realized/unrealized gain/(loss), less distributions received prior to the period end.
(7) Income/(loss) from investments is deducted/added back to FFOA and is primarily due to a decrease in SmartRent's public share price.



Attachment 11(B)

UDR, Inc.
Developer Capital Program
December 31, 2022
(Dollars in Thousands)
(Unaudited) [1]

Developer Capital Program [2]

Community	Location	# of Homes	UDR Investment Commitment [3]	Balance [3]	Return Rate	Years to Maturity	Upside Participation
Preferred Equity							
Junction	Santa Monica, CA	66	$ 8,800	$ 14,865	12.5%	0.8	-
1300 Fairmount	Philadelphia, PA	471	51,393	70,501	8.5%	0.8	Variable
Modera Lake Merritt	Oakland, CA	173	27,250	32,672	9.0%	1.4	Variable
Thousand Oaks	Thousand Oaks, CA	142	20,059	24,898	9.0%	2.1	Variable
Vernon Boulevard	Queens, NY	534	40,000	54,880	13.0%	2.5	Variable
Makers Rise	Herndon, VA	356	30,208	34,059	9.0%	3.0	Variable
121 at Watters	Allen, TX	469	19,843	22,511	9.0%	3.2	Variable
Infield Phase I	Kissimmee, FL	384	16,044	17,816	14.0%	1.4	-
Upton Place	Washington, DC	689	52,163	56,832	9.7%	4.9	-
Meetinghouse	Portland, OR	232	11,600	12,134	8.25%	4.2	-
Heirloom	Portland, OR	286	16,185	16,714	8.25%	4.4	-
Portfolio Recapitalization [4]	Various	2,460	102,000	102,705	8.0%	6.5	-
Total - Preferred Equity		**6,262**	**$ 395,545**	**$ 460,587**	**9.4%**	**3.6**	
Secured Loans							
Menifee	Menifee, CA	237	$ 24,447	$ 5,813	11.0%	3.9	-
Riverside	Riverside, CA	482	59,676	17,292	11.0%	3.9	-
Total - Secured Loans		**719**	**$ 84,123**	**$ 23,105**	**11.0%**	**3.9**	
Total - Developer Capital Program		**6,981**	**$ 479,668**	**$ 483,692**	**9.7%**	**3.7**	

	4Q 22
Income/(loss) from investments	$ 9,109

(1) See Attachment 15 for definitions and other terms.

(2) UDR's investments are reflected as investment in and advances to unconsolidated joint ventures or notes receivable, net on the Consolidated Balance Sheets and income/(loss) from unconsolidated entities or interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.

(3) Investment commitment represents maximum loan principal or equity and therefore excludes accrued return. Investment balance includes amount funded plus accrued return prior to the period end.

(4) A joint venture with 14 stabilized communities located in various markets.



Table of Contents

Attachment 12

UDR, Inc.
Acquisitions, Dispositions and Developer Capital Program Investments Summary
December 31, 2022
(Dollars in Thousands)
(Unaudited) [1]

Date of Investment	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	UDR Investment Commitment	Return Rate	# of Homes
Developer Capital Program - Investment							
Mar-22	Meetinghouse	Portland, OR	N/A	N/A	$ 11,600	8.25%	232
Jun-22	Heirloom	Portland, OR	N/A	N/A	16,185	8.25%	286
Jun-22	Menifee	Menifee, CA	N/A	N/A	24,447	11.0%	237
Jun-22	Riverside	Riverside, CA	N/A	N/A	59,676	11.0%	482
Jul-22	Portfolio Recapitalization	Various	N/A	N/A	102,000	8.0%	2,460
					$ 213,908	**9.2%**	**3,697**

Developer Capital Program - Redemption/Repayment			Proceeds Received Life to Date	Proceeds Received at Redemption/ Repayment	UDR Investment	Return Rate	# of Homes
Jan-22	1200 Broadway	Nashville, TN	$ 88,095	$ 74,037	$ 55,558	12.25%	330
Mar-22	Infield Phase II	Kissimmee, FL	3,098	3,098	2,760	14.0%	-
			$ 91,193	**$ 77,135**	**$ 58,318**	**12.3%**	**330**

Date of Purchase	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [2]	Debt [2]	# of Homes	Price per Home
Acquisitions - Wholly-Owned								
Jun-22	Bradlee Danvers	Danvers, MA	0%	100%	$ 207,500	$ -	433	$ 479
					$ 207,500	**$ -**	**433**	**$ 479**
Acquisitions - Wholly-Owned Land								
Apr-22	488 Riverwalk	Fort Lauderdale, FL	0%	100%	$ 16,000	$ -	-	$ -
Jun-22	3001 Iowa Avenue[3]	Riverside, CA	0%	100%	29,000	-	-	-
Jun-22	2727 Turtle Creek (includes 3 phases)	Dallas, TX	0%	100%	90,200	-	-	-
					$ 135,200	**$ -**	**-**	**$ -**

Date of Sale	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [2]	Debt [2]	# of Homes	Price per Home
Dispositions - Wholly-Owned								
Nov-22	Foxborough [4]	Orange County, CA	100%	0%	$ 41,500	$ -	90	$ 461
					$ 41,500	**$ -**	**90**	**$ 461**

(1) See Attachment 15 for definitions and other terms.
(2) Price represents 100% of the asset. Debt represents 100% of the asset's indebtedness.
(3) Acquisition of 3001 Iowa Avenue included 2 operating retail parcels.
(4) UDR recorded a gain on sale of approximately $25.5 million during the three and twelve months ended December 31, 2022, which is included in gain/(loss) on sale of real estate owned.



Attachment 13

UDR, Inc.
Capital Expenditure and Repair and Maintenance Summary
December 31, 2022
(In thousands, except Cost per Home)
(Unaudited) [1]

Capital Expenditures for Consolidated Homes [2]	Estimated Useful Life (yrs.)	Three Months Ended December 31, 2022	Cost per Home	Capex as a % of NOI	Twelve Months Ended December 31, 2022	Cost per Home	Capex as a % of NOI
Average number of homes [3]		53,740			53,514		
Recurring Cap Ex							
Asset preservation							
Building interiors	5 - 20	$ 10,028	$ 187		$ 31,599	$ 590	
Building exteriors	5 - 20	8,610	160		19,196	359	
Landscaping and grounds	10	1,942	36		5,918	111	
Total asset preservation		20,580	383		56,713	1,060	
Turnover related	5	4,934	92		17,148	320	
Total Recurring Cap Ex		**25,514**	**475**	**9%**	**73,861**	**1,380**	**7%**
NOI Enhancing Cap Ex	5 - 20	**24,073**	**448**		**72,165**	**1,349**	
Total Recurring and NOI Enhancing Cap Ex		$ **49,587**	$ **923**		$ **146,026**	$ **2,729**	

Repair and Maintenance for Consolidated Homes (Expensed)	Three Months Ended December 31, 2022	Cost per Home	Twelve Months Ended December 31, 2022	Cost per Home
Average number of homes [3]	53,740		53,514	
Contract services	$ **9,422**	$ **175**	$ **38,939**	$ **728**
Turnover related expenses	**6,032**	**112**	**24,790**	**463**
Other Repair and Maintenance				
Building interiors	3,771	70	14,121	264
Building exteriors	1,177	22	4,708	88
Landscaping and grounds	628	12	2,105	39
Total Repair and Maintenance	$ **21,030**	$ **391**	$ **84,663**	$ **1,582**

(1) See Attachment 15 for definitions and other terms.
(2) Excludes redevelopment capital and initial capital expenditures on acquisitions.
(3) Average number of homes is calculated based on the number of homes owned at the end of each month.



Attachment 14

UDR, Inc.
1Q 2023 and Full-Year 2023 Guidance
December 31, 2022
(Unaudited) (1)

Net Income, FFO, FFO as Adjusted and AFFO per Share and Unit Guidance	1Q 2023	Guidance Full-Year 2023
Income/(loss) per weighted average common share, diluted	$0.10 to $0.12	$0.48 to $0.56
FFO per common share and unit, diluted	$0.59 to $0.61	$2.45 to $2.53
FFO as Adjusted per common share and unit, diluted	$0.59 to $0.61	$2.45 to $2.53
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.56 to $0.58	$2.22 to $2.30
Annualized dividend per share and unit		$1.68

Same-Store Guidance	Full-Year 2023
Revenue growth / (decline) (Cash basis)	5.50% to 7.50%
Revenue growth / (decline) (Straight-line basis)	5.75% to 7.75%
Expense growth	4.00% to 5.50%
NOI growth / (decline) (Cash basis)	6.00% to 8.50%
NOI growth / (decline) (Straight-line basis)	6.25% to 8.75%

Sources of Funds ($ in millions)	Full-Year 2023
AFFO less Dividends	$191 to $219
Debt Issuances/Assumptions and LOC Draw/(Paydown)	$0 to $100
Dispositions and Developer Capital Program maturities	$75 to $125

Uses of Funds ($ in millions)	Full-Year 2023
Debt maturities inclusive of principal amortization (2)	$5
Development spending and land acquisitions	$75 to $175
Redevelopment and other non-recurring	$75 to $125
Developer Capital Program funding	$25 to $50
Acquisitions	$0
NOI enhancing capital expenditures inclusive of Kitchen and Bath	$75 to $85

Other Additions/(Deductions) ($ in millions except per home amounts)	Full-Year 2023
Consolidated interest expense, net of capitalized interest and adjustments for FFO as Adjusted	$172 to $178
Consolidated capitalized interest	$9 to $13
General and administrative	$64 to $70
Recurring capital expenditures per home	$1,425

(1) See Attachment 15 for definitions and other terms.
(2) Excludes short-term maturities related to the Company's unsecured commercial paper program.



Attachment 15(A)

UDR, Inc.
Definitions and Reconciliations
December 31, 2022
(Unaudited)

Acquired Communities: The Company defines Acquired Communities as those communities acquired by the Company, other than development and redevelopment activity, that did not achieve stabilization as of the most recent quarter.

Adjusted Funds from Operations ("AFFO") attributable to common stockholders and unitholders: The Company defines AFFO as FFO as Adjusted attributable to common stockholders and unitholders less recurring capital expenditures on consolidated communities that are necessary to help preserve the value of and maintain functionality at our communities.

Management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFO as Adjusted. AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO enables investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income/(loss) (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. A reconciliation from net income/(loss) attributable to common stockholders to AFFO is provided on Attachment 2.

Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items as Consolidated Interest Coverage Ratio - adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment, plus preferred dividends.

Management considers Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Interest Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Interest Coverage Ratio - adjusted for non-recurring items as Consolidated EBITDAre – adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment.

Management considers Consolidated Interest Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Interest Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items: The Company defines Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items as total consolidated debt net of cash and cash equivalents divided by annualized Consolidated EBITDAre - adjusted for non-recurring items. Consolidated EBITDAre - adjusted for non-recurring items is defined as EBITDAre excluding the impact of income/(loss) from unconsolidated entities, adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures and other non-recurring items including, but not limited to casualty-related charges/(recoveries), net of wholly owned communities.

Management considers Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income/(loss) and Consolidated EBITDAre - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Controllable Expenses: The Company refers to property operating and maintenance expenses as Controllable Expenses.

Controllable Operating Margin: The Company defines Controllable Operating Margin as (i) rental income less Controllable Expenses (ii) divided by rental income. Management considers Controllable Operating Margin a useful metric as it provides investors with an indicator of the Company's ability to limit the growth of expenses that are within the control of the Company.

Development Communities: The Company defines Development Communities as those communities recently developed or under development by the Company, that are currently majority owned by the Company and have not achieved stabilization as of the most recent quarter.

Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate (EBITDAre): The Company defines EBITDAre as net income/(loss) (computed in accordance with GAAP), plus interest expense, including costs associated with debt extinguishment, plus real estate depreciation and amortization, plus other depreciation and amortization, plus (minus) income tax provision/(benefit), net, (minus) plus net gain/(loss) on the sale of depreciable real estate owned, plus impairment write-downs of depreciable real estate, plus the adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures. The Company computes EBITDAre in accordance with standards established by the National Association of Real Estate Investment Trusts, or Nareit, which may not be comparable to EBITDAre reported by other REITs that do not compute EBITDAre in accordance with the Nareit definition, or that interpret the Nareit definition differently than the Company does. The White Paper on EBITDAre was approved by the Board of Governors of Nareit in September 2017.

Management considers EBITDAre a useful metric for investors as it provides an additional indicator of the Company's ability to incur and service debt, and enables investors to assess our performance against that of its peer REITs. EBITDAre should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. EBITDAre does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation between net income/(loss) and EBITDAre is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Effective Blended Lease Rate Growth: The Company defines Effective Blended Lease Rate Growth as the combined proportional growth as a result of Effective New Lease Rate Growth and Effective Renewal Lease Rate Growth. Management considers Effective Blended Lease Rate Growth a useful metric for investors as it assesses combined proportional market-level, new and in-place demand trends.

Effective New Lease Rate Growth: The Company defines Effective New Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior resident effective rent for the prior lease term on new leases commenced during the current quarter.

Management considers Effective New Lease Rate Growth a useful metric for investors as it assesses market-level new demand trends.

Effective Renewal Lease Rate Growth: The Company defines Effective Renewal Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior effective rent for the prior lease term on renewed leases commenced during the current quarter.

Management considers Effective Renewal Lease Rate Growth a useful metric for investors as it assesses market-level, in-place demand trends.

Estimated Quarter of Completion: The Company defines Estimated Quarter of Completion of a development or redevelopment project as the date on which construction is expected to be completed, but it does not represent the date of stabilization.



Attachment 15(B)

UDR, Inc.
Definitions and Reconciliations
December 31, 2022
(Unaudited)

Funds from Operations as Adjusted ("FFO as Adjusted") attributable to common stockholders and unitholders: The Company defines FFO as Adjusted attributable to common stockholders and unitholders as FFO excluding the impact of other non-comparable items including, but not limited to, acquisition-related costs, prepayment costs/benefits associated with early debt retirement, impairment write-downs or gains and losses on sales of real estate or other assets incidental to the main business of the Company and income taxes directly associated with those gains and losses, casualty-related expenses and recoveries, severance costs and legal and other costs.

Management believes that FFO as Adjusted is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. FFO as Adjusted is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to FFO as Adjusted. However, other REITs may use different methodologies for calculating FFO as Adjusted or similar FFO measures and, accordingly, our FFO as Adjusted may not always be comparable to FFO as Adjusted or similar FFO measures calculated by other REITs. FFO as Adjusted should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity. A reconciliation from net income attributable to common stockholders to FFO as Adjusted is provided on Attachment 2.

Funds from Operations ("FFO") attributable to common stockholders and unitholders: The Company defines FFO attributable to common stockholders and unitholders as net income/(loss) attributable to common stockholders (computed in accordance with GAAP), excluding impairment write-downs of depreciable real estate related to the main business of the Company or of investments in non-consolidated investees that are directly attributable to decreases in the fair value of depreciable real estate held by the investee, gains and losses from sales of depreciable real estate related to the main business of the Company and income taxes directly associated with those gains and losses, plus real estate depreciation and amortization, and after adjustments for noncontrolling interests, and the Company's share of unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002 and restated in November 2018. In the computation of diluted FFO, if OP Units, DownREIT Units, unvested restricted stock, unvested LTIP Units, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive, they are included in the diluted share count.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation from net income/(loss) attributable to common stockholders to FFO is provided on Attachment 2.

Held For Disposition Communities: The Company defines Held for Disposition Communities as those communities that were held for sale as of the end of the most recent quarter.

Joint Venture Reconciliation at UDR's weighted average ownership interest:

In thousands	4Q 2022	YTD 2022
Income/(loss) from unconsolidated entities	$ 761	$ 4,947
Management fee	605	2,285
Interest expense	4,044	15,395
Depreciation	7,492	30,062
General and administrative	59	227
Variable upside participation on DCP, net	-	(10,622)
Developer Capital Program (excludes Menifee and Riverside)	(8,731)	(37,358)
Other (income)/expense	382	683
Realized (gain)/loss on real estate technology investments, net of tax	400	(1,587)
Unrealized (gain)/loss on real estate technology investments, net of tax	6,230	37,016
Total Joint Venture NOI at UDR's Ownership Interest	$ 11,242	$ 41,048

Net Operating Income ("NOI"): The Company defines NOI as rental income less direct property rental expenses. Rental income represents gross market rent and other revenues less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense, which is calculated as 3.25% of property revenue, and land rent. Property management expense covers costs directly related to consolidated property operations, inclusive of corporate management, regional supervision, accounting and other costs.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization and is a widely used input, along with capitalization rates, in the determination of real estate valuations. A reconciliation from net income/(loss) attributable to UDR, Inc. to NOI is provided below.

In thousands	4Q 2022	3Q 2022	2Q 2022	1Q 2022	4Q 2021
Net income/(loss) attributable to UDR, Inc.	$ 44,530	$ 23,605	$ 5,084	$ 13,705	$ 117,461
Property management	12,949	12,675	11,952	11,576	10,411
Other operating expenses	4,008	3,746	5,027	4,712	8,604
Real estate depreciation and amortization	167,241	166,781	167,584	163,622	163,755
Interest expense	43,247	39,905	36,832	35,916	36,418
Casualty-related charges/(recoveries), net	8,523	901	1,074	(765)	(934)
General and administrative	16,811	15,840	16,585	14,908	13,868
Tax provision/(benefit), net	(683)	377	312	343	156
(Income)/loss from unconsolidated entities	(761)	(10,003)	11,229	(5,412)	(36,523)
Interest income and other (income)/expense, net	(1)	7,495	(3,001)	2,440	(2,254)
Joint venture management and other fees	(1,244)	(1,274)	(1,419)	(1,085)	(1,184)
Other depreciation and amortization	4,823	3,430	3,016	3,075	4,713
(Gain)/loss on sale of real estate owned	(25,494)	-	-	-	(85,223)
Net income/(loss) attributable to noncontrolling interests	2,937	1,540	280	898	8,683
Total consolidated NOI	$ 276,886	$ 265,018	$ 254,555	$ 243,933	$ 237,951



Attachment 15(C)

UDR, Inc.
Definitions and Reconciliations
December 31, 2022
(Unaudited)

NOI Enhancing Capital Expenditures ("Cap Ex"): The Company defines NOI Enhancing Capital Expenditures as expenditures that result in increased income generation or decreased expense growth over time.

Management considers NOI Enhancing Capital Expenditures a useful metric for investors as it quantifies the amount of capital expenditures that are expected to grow, not just maintain, revenues or to decrease expenses.

Non-Mature Communities: The Company defines Non-Mature Communities as those communities that have not met the criteria to be included in same-store communities.

Non-Residential / Other: The Company defines Non-Residential / Other as non-apartment components of mixed-use properties, land held, properties being prepared for redevelopment and properties where a material change in home count has occurred.

Other Markets: The Company defines Other Markets as the accumulation of individual markets where it operates less than 1,000 Same-Store homes. Management considers Other Markets a useful metric as the operating results for the individual markets are not representative of the fundamentals for those markets as a whole.

Physical Occupancy: The Company defines Physical Occupancy as the number of occupied homes divided by the total homes available at a community.

QTD Same-Store Communities: The Company defines QTD Same-Store Communities as those communities Stabilized for five full consecutive quarters. These communities were owned and had stabilized operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.

Recurring Capital Expenditures: The Company defines Recurring Capital Expenditures as expenditures that are necessary to help preserve the value of and maintain functionality at its communities.

Redevelopment Communities: The Company generally defines Redevelopment Communities as those communities where substantial redevelopment is in progress. Based upon the level of material impact the redevelopment has on the community (operations, occupancy levels, and future rental rates), the community may or may not maintain Stabilization. As such, for each redevelopment, the Company assesses whether the community remains in Same-Store.

Same-Store Revenue with Concessions on a Cash Basis: Same-Store Revenue with Concessions on a Cash Basis is considered by the Company to be a supplemental measure to rental income on a straight-line basis which allows investors to evaluate the impact of both current and historical concessions and to more readily enable comparisons to revenue as reported by its peer REITs. In addition, Same-Store Revenue with Concessions on a Cash Basis allows an investor to understand the historical trends in cash concessions.

A reconciliation between Same-Store Revenue with Concessions on a Cash Basis to Same-Store Revenue on a straight-line basis (inclusive of the impact to Same-Store NOI) is provided below:

	4Q 22		4Q 21		4Q 22		3Q 22		YTD 22		YTD 21
Revenue (Cash basis)	$	371,449	$	337,481	$	371,449	$	365,718	$	1,337,003	$	1,203,921
Concessions granted/(amortized), net		1,087		(5,218)		1,087		(348)		(6,022)		(10,381)
Revenue (Straight-line basis)	$	372,536	$	332,263	$	372,536	$	365,370	$	1,330,981	$	1,193,540
% change - Same-Store Revenue with Concessions on a Cash basis:		10.1%				1.6%				11.1%		
% change - Same-Store Revenue with Concessions on a Straight-line basis:		12.1%				2.0%				11.5%		
% change - Same-Store NOI with Concessions on a Cash basis:		11.5%				3.7%				13.5%		
% change - Same-Store NOI with Concessions on a Straight-line basis:		14.5%				4.3%				14.2%		

Sold Communities: The Company defines Sold Communities as those communities that were disposed of prior to the end of the most recent quarter.

Stabilization/Stabilized: The Company defines Stabilization/Stabilized as when a community's occupancy reaches 90% or above for at least three consecutive months.

Stabilized, Non-Mature Communities: The Company defines Stabilized, Non-Mature Communities as those communities that have reached Stabilization but are not yet in the same-store portfolio.

Total Revenue per Occupied Home: The Company defines Total Revenue per Occupied Home as rental and other revenues with concessions reported on a Cash Basis, divided by the product of occupancy and the number of apartment homes. A reconciliation between Same-Store Revenue with Concessions on a Cash Basis to Same-Store Revenue on a straight-line basis is provided above.

Management considers Total Revenue per Occupied Home a useful metric for investors as it serves as a proxy for portfolio quality, both geographic and physical.

TRS: The Company's taxable REIT subsidiaries ("TRS") focus on making investments and providing services that are otherwise not allowed to be made or provided by a REIT.

YTD Same-Store Communities: The Company defines YTD Same-Store Communities as those communities Stabilized for two full consecutive calendar years. These communities were owned and had stabilized operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.



Attachment 15(D)

UDR, Inc.
Definitions and Reconciliations
December 31, 2022
(Unaudited)

All guidance is based on current expectations of future economic conditions and the judgment of the Company's management team. The following reconciles from GAAP Net income/(loss) per share for full-year 2023 and first quarter of 2023 to forecasted FFO, FFO as Adjusted and AFFO per share and unit:

	Full-Year 2023	
	Low	High
Forecasted net income per diluted share	$ 0.48	$ 0.56
Conversion from GAAP share count	(0.02)	(0.02)
Depreciation	1.97	1.97
Noncontrolling interests	0.01	0.01
Preferred dividends	0.01	0.01
Forecasted FFO per diluted share and unit	$ 2.45	$ 2.53
Legal and other costs	-	-
Casualty-related charges/(recoveries)	-	-
Variable upside participation on DCP, net	-	-
Realized/unrealized (gain)/loss on real estate technology investments	-	-
Forecasted FFO as Adjusted per diluted share and unit	$ 2.45	$ 2.53
Recurring capital expenditures	(0.23)	(0.23)
Forecasted AFFO per diluted share and unit	$ 2.22	$ 2.30

	1Q 2023	
	Low	High
Forecasted net income per diluted share	$ 0.10	$ 0.12
Conversion from GAAP share count	(0.01)	(0.01)
Depreciation	0.50	0.50
Noncontrolling interests	-	-
Preferred dividends	-	-
Forecasted FFO per diluted share and unit	$ 0.59	$ 0.61
Legal and other costs	-	-
Casualty-related charges/(recoveries)	-	-
Realized/unrealized (gain)/loss on real estate technology investments	-	-
Forecasted FFO as Adjusted per diluted share and unit	$ 0.59	$ 0.61
Recurring capital expenditures	(0.03)	(0.03)
Forecasted AFFO per diluted share and unit	$ 0.56	$ 0.58